SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number

0-6394

PACCAR INC SAVINGS INVESTMENT PLAN

777 106TH Avenue, N.E.

Bellevue, Washington 98004

(full title and address of plan)

PACCAR INC

777 106TH Avenue, N.E.

Bellevue, Washington 98004

(Name of issuer and address of principal executive offices of issuer)

ITEM

Report of Independent Auditors

Audited Financial Statements

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Schedule H, Line 4j - Schedule of Reportable Transactions

Signature

Exhibit 23 – Consent of Independent Auditors

Exhibit 99(a) – Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

Exhibit 99(b) – Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

PACCAR Inc Savings Investment Plan
As of December 31, 2002 and 2001 and for the Year Ended December 31, 2002

with Report of Independent Auditors

PACCAR Inc
Savings Investment Plan

Financial Statements

and Supplemental Schedules

As of December 31, 2002 and 2001 and for
the Year Ended December 31, 2002

Report of Independent Auditors

The Administrator of the
PACCAR Inc Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the PACCAR Inc Savings Investment Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Seattle, Washington
May 2, 2003	/s/ ERNST & YOUNG LLP

PACCAR Inc

Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments, at fair value:
Money market funds	$178,213	$195,957
Commingled trust funds	171,028,489	166,364,452
Mutual funds	188,027,238	201,697,788
PACCAR Inc common stock	319,400,594	311,615,441
Participant loans	27,501,934	27,577,052
Total investments	706,136,468	707,450,690

Dividends receivable	4,842,795	1,201,671
Due from broker for securities sold	55,360	893,138
Total assets	711,034,623	709,545,499

Liabilities
Accrued expenses	46,075	59,815
Net assets available for benefits	$710,988,548	$709,485,684

See accompanying notes.

PACCAR Inc

Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions
Investment income (loss):
Net depreciation in fair value of investments	$(21,295,975)
Interest and dividends	20,554,700
(741,275)
Contributions:
Company	13,368,490
Participants	25,671,205
Total additions	38,298,420

Deductions
Benefits paid to participants	36,576,605
Administrative expenses	218,951
Total deductions	36,795,556
Net increase	1,502,864

Net assets available for benefits at beginning of year	709,485,684
Net assets available for benefits at end of year	$710,988,548

See accompanying notes.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The PACCAR Inc Savings Investment Plan (the Plan) is a defined contribution plan covering substantially all nonunion U.S. employees of PACCAR Inc and its U.S. subsidiaries (the Company). Such employees are eligible to participate in the Plan after completion of 30 days of service. Participants are eligible to receive employer contributions after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code of 1986 (the Code). This description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

Contributions

Participants may elect to contribute any whole percentage, but not more than 35% of their respective annual compensation (as defined in the Plan document), subject to the Internal Revenue Service-mandated annual maximum ($11,000 in 2002). Participant contributions to the Plan are excluded from the participants’ current taxable earnings in accordance with Code Section 401(k). Beginning in 2002, catch-up contributions were made available under the Plan for those participants age 50 and older. The maximum annual catch-up contribution for 2002 was $1,000.

The Company annually matches participant contributions up to the lesser of 5% of the participants’ compensation as defined in the plan or the annual deferrals of eligible participants that are actively employed on December 31. In certain cases, as described in the Plan document, employees who terminated during the year will be eligible to receive matching contributions. Company matching contributions are made in the form of PACCAR Inc common stock and are valued for allocation purposes at the average cost of the shares acquired. The Company may suspend or reduce its contributions when its “Consolidated Net Earnings” are less than 8% of the Company’s “Capital Base,” as defined by the Plan.

Upon reaching age 50, participants who have completed 5 or more years of service have a one-time opportunity to transfer to any one or more of the other investment options available under the Plan, any whole percentage of the value of his or her PACCAR Inc common stock acquired with Company matching contributions. Any future matching contributions allocated to such participants will continue to be made in the form of PACCAR Inc common stock.

Participant Accounts

Individual accounts are maintained for all Plan participants that reflect their contributions and related Company contributions to the Plan and any earnings or losses on the Plan’s investments. The benefit to which the participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Plan participants are immediately 100% vested in both participant and Company matching contributions when made, plus any investment earnings thereon.

Investment Options

Upon enrollment in the Plan, a participant may direct their employee contributions in whole percentage increments to any of the Plan’s fund options. Participants may subsequently change their investment options daily for either existing or future participant contributions, in whole percentage increments, to any of the Plan’s fund options.

Participant Loans

Actively employed participants may borrow from their individual accounts a minimum of $1,000, up to the lesser of: $50,000 less the highest outstanding loan balance during the previous 12 months, or 50% of the participants’ total account balance, or the participants’ total account balance, excluding Company matching contributions in the PACCAR Inc common stock fund and related earnings. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence, and early payoffs can be made without penalty. The loans are secured by the balance in the participant’s account and bear a fixed interest rate equal to the prime rate plus 1% at the time the loan was made. The rate for new loans is determined monthly by the Plan administrator. Interest rates ranged from 5.25% to 10.50% on loans outstanding as of December 31, 2002. Principal and interest are repaid either through after-tax periodic payroll deductions or by personal check directly to The Fidelity Management Trust Company (the Trustee). Loans outstanding will not affect the amount of annual matching contributions the Company pays to participants’ accounts.

Beginning April 1, 2002, the number of loans that a participant can take was limited to two new loans per calendar year. Prior to April 1, 2002, the number of participant loans was not limited.

Benefit Payments

Participants who leave the Company on or after reaching age 55 may choose from these payment options: a single cash payment; whole shares of PACCAR Inc common stock included in the respective participants’ PACCAR stock accounts, plus a cash payment for the remaining balance; annual cash installments; or a combination of a single cash payment and annual cash installments. Participants who leave the Company before reaching age 55 may choose a single cash payment or whole shares of PACCAR Inc common stock included in the respective participants’ PACCAR stock accounts, plus a cash payment for the remaining balance. Also, active employees who reach age 70½ may choose to have their account paid in a single cash payment or leave it invested in the Plan, subject to minimum required distributions.

Plan Termination

It is the intention of the Company that the Plan will continue indefinitely. However, should the Company elect to terminate the Plan subject to the provisions of ERISA, the termination date shall be treated as the valuation date, and the balances in the participants’ accounts will be distributed to them.

Expenses

Third-party management fees are charged to the Plan, and the Company pays all other expenses relating to the Plan’s administration.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of the participation units owned by the Plan in mutual funds is based on the mutual funds’ quoted market prices, which represent the net asset value of the underlying investments as reported by the funds on the last business day of the Plan year. The fair value of participation units in commingled trust funds are based on the quoted market price of the underlying securities and the number of units owned by the Plan at year-end. Investments in securities traded on a national securities exchange are valued at their market prices on the last business day of the Plan year. The money market fund is valued at cost, which approximates fair value. Participant loans are recorded at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, market volatility, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Investments

Assets held in the Plan are managed and investment transactions are executed by Fidelity Management Trust Company.

During 2002, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Year Ended December 31, 2002	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments

Participation in Fidelity commingled trust funds:
U.S. Equity Index Commingled Pool	$(18,393,052)

Participation in Fidelity mutual funds:
Contrafund	(10,644,896)
Asset Manager	(3,780,730)
Asset Manager: Growth	(7,392,328)
Asset Manager: Income	(835,316)
Freedom Income	(68)
Freedom 2000	(7,555)
Freedom 2010	(7,046)
Freedom 2020	(8,278)
Freedom 2030	(794)
Freedom 2040	(203)

Participation in other mutual funds:
PIMCO Total Return Fund: Administrative Class	(38,275)
Morgan Stanley Institutional Fund, Inc: International Equity Portfolio Class B	(2,419)
JP Morgan Mid Cap Value Fund: Institutional Class	(10,258)

Other investments:
PACCAR Inc common stock	19,825,243
$(21,295,975)

In 2002, Plan investment options were expanded to include additional Fidelity mutual funds as well as other mutual fund options.

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2002	2001
PACCAR Inc common stock*	$319,400,594	$311,615,441
Contrafund	98,021,849	108,759,801
Asset Manager: Growth	37,427,233	43,102,797
Managed Income Portfolio II	—	84,792,685
U.S. Equity Index Commingled Pool	61,942,166	81,571,767
Managed Income Portfolio II Class 2	109,086,323	—

* Includes Company matching contributions, which are nonparticipant directed.

4. Nonparticipant-Directed Investments

The only nonparticipant-directed investments in the Plan are held in PACCAR Inc common stock, which also holds participant-directed investments. The investment activity cannot be split between participant-directed and nonparticipant-directed transactions. The information below regarding net assets and the significant changes in net assets relates to both the nonparticipant-directed and participant-directed transactions in PACCAR Inc common stock.

	December 31
	2002	2001
Investments, at fair value:
PACCAR Inc common stock	$319,400,594	$311,615,441
Dividends receivable	4,842,795	1,201,671
Less: accrued expenses	(899)	(925)
	$324,242,490	$312,816,187

Year Ended December 31, 2002
Changes in net assets:
Contributions	$14,130,650
Dividends	10,318,637
Net realized and unrealized appreciation in fair value	19,825,243
Net transfers to participant-directed investments	(19,114,321)
Benefits paid to participants	(13,788,751)
Other	54,846
$11,426,304

5. Income Tax Status

The Plan was amended and restated effective January 1, 2002 to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The Plan has received a determination letter from the Internal Revenue Service dated October 2, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

6. Transactions with Parties-in-Interest

The Plan invests in the common stock of the Plan’s sponsor, PACCAR Inc, which is purchased by the Trustee on the open market at fair value. The Plan made purchases totaling $34,775,504 and sales totaling $46,815,595 of PACCAR Inc common stock during 2002. The Plan received dividends on this stock totaling $6,677,513 in 2002. Dividends receivable as of December 31, 2002 and 2001 are $4,842,795 and $1,201,671, respectively.

Supplemental Schedules

PACCAR Inc

Savings Investment Plan

EIN:  91-0351110, Plan: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of Issue, Fund, or Borrower	(c) Description of Investment	(d) Cost		(e) Current Value

	Money market funds:
*	Fidelity Management Trust Company: Retirement Money Market	178,213 units		(1)	$178,213

	Participation units in commingled trust funds:
*	Fidelity Management Trust Company:
	Managed Income Portfolio II Class 2	109,086,323 units		(1)	109,086,323
	U.S. Equity Index Commingled Pool	2,357,905 units		(1)	61,942,166
					171,028,489
	Participation units in mutual funds:
*	Fidelity Management Trust Company:
	Contrafund	2,539,426 units		(1)	98,021,849
	Asset Manager	2,196,898 units		(1)	30,317,188
	Asset Manager: Growth	3,126,753 units		(1)	37,427,233
	Asset Manager: Income	1,613,471 units		(1)	17,522,291
	Freedom Income	1,128 units		(1)	11,958
	Freedom 2000	29,536 units		(1)	325,188
	Freedom 2010	24,316 units		(1)	278,172
	Freedom 2020	20,098 units		(1)	213,840
	Freedom 2030	1,894 units		(1)	19,392
	Freedom 2040	1,020 units		(1)	5,978
	PIMCO Total Return Fund:
	Administrative Class	250,384 units		(1)	2,671,595
	Morgan Stanley Institutional Fund, Inc:
	International Equity Portfolio-Class B	9,867 units		(1)	143,471
	JP Morgan Mid Cap Value Fund:
	Institutional Class	73,628 units		(1)	1,069,083
					188,027,238
	Other investments:
*	PACCAR Inc common stock	6,923,924 shares	$162,873,648		319,400,594
*	Participant loans	Maturing through December 4, 2017, interest rates 5.25% – 10.5%	—		27,501,934
					$706,136,468

* Indicates party-in-interest to the Plan.

(1) Cost information is omitted, as investments are participant-directed.

PACCAR Inc

Savings Investment Plan

EIN:  91-0351110, Plan: 002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2002

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain

Category (iii) – Series of securities transactions aggregating in excess of 5% of Plan assets.

PACCAR Inc:	Common stock	$34,775,504	$—	$34,775,504	$34,775,504	$—

	Common stock	—	46,815,595	21,976,018	46,815,595	24,839,577

There were no Category (i), (ii), or (iv) reportable transactions during the year.

Columns (e) and (f) are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, on this 17th day of June, 2003.

PACCAR INC SAVINGS INVESTMENT PLAN

By:	/s/ M. L. Wyatt
M. L. Wyatt
Director Compensation and Benefits
PACCAR Inc

INDEX TO EXHIBITS

Exhibit No.	Exhibit	Sequentially Numbered Page
23	Consent of Ernst & Young LLP, Independent Auditors
99(a)	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)
99(b)	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)